Capay Mills

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Five Star Bank Business Account	0.00
Umpqua - Milling #5485	20,856.23
Umpqua Money Market #6584	3,002.32
Total Bank Accounts	**$23,858.55**
Accounts Receivable	
Accounts Receivable	1,516.07
Total Accounts Receivable	**$1,516.07**
Other Current Assets	
Uncategorized Asset	0.00
Undeposited Funds	2,292.62
Total Other Current Assets	**$2,292.62**
Total Current Assets	**$27,667.24**
Fixed Assets	
Accumulated Depreciation	-45,856.00
Equipment and Machinery	66,868.76
Vehicles	18,565.83
Total Fixed Assets	**$39,578.59**
TOTAL ASSETS	**$67,245.83**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Alaska Airlines Visa	0.00
Credit Card	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
Loan Payable	0.00
Square Tips	0.00
Unassigned Tax Agency for Apps Payable	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$0.00**
Long-Term Liabilities	
Note Payable - FNB	9,500.00
Notes Payable - Transit Van	9,511.01
Total Long-Term Liabilities	**$19,011.01**
Total Liabilities	**$19,011.01**
Equity	
Opening Balance Equity	0.00
Owner's Contributions	121,383.58
Owner's Draw	-45,347.21
Retained Earnings	-48,261.07
Net Income	20,459.52
Total Equity	**$48,234.82**
TOTAL LIABILITIES AND EQUITY	**$67,245.83**